UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 13, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

diaDexus, Inc.

File No. 000-26483 - CF#27799

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diaDexus, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 13, 2011.

Based on representations by diaDexus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 31, 2016
Exhibit 10.2	through December 31, 2016
Exhibit 10.3	through December 31, 2016
Exhibit 10.5	through December 31, 2016
Exhibit 10.6	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel